January 11, 2017

TSX: SAM

Starcore Takes Important Steps Towards Acquisition of the Santa Fe Property

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (the “Company” ) is pleased to announce that it has engaged Global Kompas (“GK”) to undertake a Preliminary Economic Assessment (“PEA”) of the Santa Fe Project (“Santa Fe property”) located in Sinaloa, Mexico.

“We believe that moving ahead with a PEA is the next step to demonstrating value to our shareholders and a quintessential step in our due diligence process”, said Robert Eadie, CEO and President of Starcore. “Our goal is to identify the economic viability of an underground operation and the processing of material on our property.”

The Santa Fe property was previously optioned by another company that completed two exploration programs, with the most recent one in 2014, and concluded with no mineral resources but the discovery of multiple veins and mineral ore shoots. GK will complete the technical study with a mineral resource estimation prepared in accordance with 43-101 standards that will allow several operating scenarios.

Global Kompas understands that Starcore has entered into a Letter of Intent (“LOI”) as announced on November 21, 2017 to acquire the Santa Fe Project. Details of the property and the press release can be viewed here.

About Global Kompas

Global Kompas’ professionals come from the geology, metallurgy, mining engineering and environment fields of expertise, who are guided by the principles of Integrity, competence and Independence. The GK team is fully familiarized with the NI 43-101 requirements. Both individually and as a team, GK has extensive experience in exploration and mining acquired in the mining private sector, including major and junior companies around the world. Besides its group of professionals, GK has a support staff in its offices in Seville (Spain) and Durango (Mexico).

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico, and Altiplano Gold Silver, S.A. de C.V., which operates the newly commissioned Altiplano Concentrate Processing Plant located in Matehuala, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange. The Company is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. The Company has interests in properties which are exclusively located in North America.

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ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE

Investor Relations

Telephone: (604) 602-4935 x230

Toll Free: 1-866-602-4935

This news release contains forward-looking statements. These statements may reflect management’s current estimates, beliefs, intentions and expectations; they are not guarantees of future performance. The Company cautions that all forward-looking statements are inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Company’s control. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. The Company undertakes no obligation to publicly update or revise forward-looking information.

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.